SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Overseas Regulatory Announcement: Price-Sensitive Information Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 24, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Price-Sensitive Information

Announcement

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is true, accurate and complete, and that there are no false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the relevant regulations issued by the Shanghai Stock Exchange.

Since the fourth quarter of 2008, in the light of the impact of the global financial crisis, the global economy and financial markets have further deteriorated. The global financial crisis has exerted an extremely deep and adverse impact on the real economy, especially the petrochemical industry. Due to falling foreign and domestic consumer demands, foreign companies have increasingly targeted the Chinese market to cope with the prevailing crisis. Products from Northeastern Asia and the Middle East have continuously been sold at low prices, thereby hitting the market for petrochemical products. Hindrance on exports, cessation or restriction of production and slowdown in development for certain downstream sectors of the petrochemical industry in China have led to a substantial decrease in demand for petrochemical products, resulting in a sharp decline in prices of petrochemical products, with the domestic prices of the majority of petrochemical products plunging to their lowest points of the past few years. As compared to the highest product prices this year, the drop in the prices of the major products of the Company has exceeded 60%, resulting in a material adverse impact on the production operation of the Company. During the fourth quarter, the Company has still been in the process of gradually absorbing the cost of the crude oil and other raw materials which it had evenly purchased at high prices according to its previous production operation plan. Although there has been a rapid drop in the international crude oil prices recently and the Company’s monthly processing cost for crude oil has gradually fallen, the entire process from the making of orders for crude oil to the delivery of crude oil to refineries for storage takes an average of more than two months. Therefore, the cost of the crude oil that the Company purchased in the third quarter at high prices will be fully reflected in the fourth quarter. Meanwhile, the Company has learned that it will not obtain refining subsidies from the Chinese government in the fourth quarter. Besides, with effect from 19 December 2008, the Chinese government reduced the prices of refined oil products, thereby aggravating the losses of refining operations. In response to the market circumstances, the Company has made corresponding adjustments on its production plan and strived to limit its losses, including the making of arrangements for the cessation or reduction of production for some of the plants in phases (with maintenance works for some plants conducted earlier than initially planned) and the reduction in the production load of ethylene to approximately 70% of its usual level.

The Company expects that its loss in the fourth quarter will be bigger than that in the third quarter and that it will suffer a substantial loss for the entire year. Investors are reminded to pay attention to the risks involved in the investment in the Company’s securities.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 23 December 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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